Kidston Gold Mines Limited

ABN 68 009 593 711

02015167

14 December 2001

File: OP1-14

The United States Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street North West
Washington DC 20549
USA

82-2351

SUPPL

Dear Sir/Madam

re: Kidston Gold Mines Limited
Monthly cash flow report (unaudited) for the month ended 30 November 2001

Please find enclosed copy of the abovementioned release issued by Kidston Gold Mines Limited.

Yours faithfully

Stuart MacKenzie
Company Secretary
KIDSTON GOLD MINES LIMITED

encl

Kidston Gold Mines Limited

ABN 68 009 593 711

Our ref: SAM:VM10-116-1
Your ref:

14 December 2001

Australian Stock Exchange Limited
Company Announcements Office
Ground Floor Reception
20 Bridge Street
SYDNEY NSW 2000

By Fax: 1300 300 021

Dear Sir/Madam,

Re: Kidston Gold Mines Limited
Monthly Cash Flow Report (unaudited) for month ended 30 November 2001

Please find enclosed monthly cash flow report (unaudited) for the month ended 30 November 2001.

Yours faithfully

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited

Tel: (07) 3510 6700 Level 2, 189 Coronation Drive

Monthly cash flow report (unaudited)

Name of entity

Kidston Gold Mines Limited

ABN	Month ended ("current month")
68 009 593 711	30 November 2001

Consolidated statement of cash flows

Cash flows related to operating activities			Current month $A'000	Year to date (11 months) $A'000
1.1	Receipts from product sales and related debtors		161	79,133
1.2	Payments for	(a) exploration and evaluation	Nil	Nil
		(b) development	Nil	Nil
		(c) production	(2,001)	(39,963)
		(d) administration	Nil	Nil
1.3	Dividends received		Nil	Nil
1.4	Interest and other items of a similar nature received		93	960
1.5	Interest and other costs of finance paid		Nil	(3)
1.6	Income taxes paid		Nil	Nil
1.7	Other – Environmental deposit		Nil	(4,875)
	Net Operating Cash Flows		(1,747)	35,252
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	Nil	Nil
		(b)equity investments	Nil	Nil
		(c) other fixed assets	Nil	Nil
1.9	Proceeds from sale of:	(a)prospects	Nil	Nil
		(b)equity investments	Nil	Nil
		(c)other fixed assets	1	11,598
1.10	Loans to other entities		Nil	Nil
1.11	Loans repaid by other entities		Nil	Nil
1.12	Other (Proceeds from sale of property, plant & equipment)		Nil	Nil
	Net investing cash flows		1	11,598
1.13	Total operating and investing cash flows (carried forward)		Nil	Nil

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	Nil	Nil
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	Nil	Nil
1.15	Proceeds from sale of forfeited shares	Nil	Nil
1.16	Proceeds from borrowings	Nil	Nil
1.17	Repayment of borrowings	Nil	Nil
1.18	Dividends paid	Nil	(16,875)
1.19	Other (provide details if material)	Nil	Nil
	Net financing cash flows	Nil	(16,875)
	Net increase (decrease) in cash held	(1,746)	29,975
1.20	Cash at beginning of month/year to date	35,890	4,169
1.21	Exchange rate adjustments to item 1.20	Nil	Nil
1.22	**Cash at end of month**	34,144	34,144

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ....S. A. Mack............ Date: ....14.12.2001....
(~~Director~~/Company secretary)

Print name: ....S. A. MacKenzie............

Notes

1 The monthly report provides a basis for informing the market how the entity's activities have been financed for the past month and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Kidston Gold Mines Limited

ABN 68 009 593 711

Our ref: SAM:VM:10.116.1
Your ref:

14 December 2001

Mr Mark Saunders
Greenberg Traurig
MetLife Building
200 Park Avenue
NEW YORK NY 10166
USA

AIR MAIL

Dear Mark,

Re: Kidston Gold Mines Limited
Monthly cash flow report (unaudited) for month ended 30 November 2001

Would you please ensure a copy of the **enclosed** letter and release are lodged with the United States Securities and Exchange Commission (File No. 82-2351).

Yours faithfully

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited